UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 4, 2015

FIRST CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Indiana	0-25023	35-2056949
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 Federal Drive N.W., Corydon, Indiana 47112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:  (812) 738-2198

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Explanatory Note

This current report on Form 8-K/A is being filed solely to amend the Current Report on Form 8-K filed by First Capital, Inc. on June 4, 2015 (the “Original Filing”) to include as an exhibit under Item 9.01 the Agreement and Plan of Merger with Peoples Bancorp, Inc. of Bullitt County.  No other changes were made to the Original Filing.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  First Capital, Inc. (“First Capital”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Peoples Bancorp, Inc. of Bullitt County (“Peoples”) and First Capital, and First Capital will file other documents with respect to the proposed merger.  A definitive joint proxy statement/prospectus will be mailed to shareholders of Peoples and First Capital.  Investors and shareholders of Peoples and First Capital are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Investors and shareholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by First Capital through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by First Capital will be available free of charge on First Capital’s internet website at www.firstharrison.com under the “Investor Relations” tab.

First Capital, Peoples, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of First Capital is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 30, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, “plan”, “seek”, “should”, “would”, “estimate” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond First Capital’s and Peoples’ control.  These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Peoples or First Capital in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Peoples and First Capital; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions.  Peoples and First Capital undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Capital’s most recent Form 10-K and 10-Q reports and to First Capital’s most recent Form 8-K reports, which are available online at www.sec.gov.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of First Capital or Peoples.

Item 9.01                                           Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 4, 2015, by and between First Capital, Inc. and Peoples Bancorp, Inc. of Bullitt County

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CAPITAL, INC.

Dated: June 5, 2015	By:	/s/ M. CHRIS FREDERICK
M. Chris Frederick Executive Vice President and Chief Financial Officer